Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Financial Statements

For the Six Month Periods Ended February 28, 2021 and February 29, 2020 (Unaudited)

Vision Marine Technologies Inc.
Condensed Interim Financial Statements
For the Six Month Periods Ended February 28, 2021 and February 29, 2020

Table of Contents

Condensed Interim Statements of Financial Position	3

Condensed Interim Statements of Changes in Equity (Deficiency)	4

Condensed Interim Statements of Comprehensive Loss	5

Condensed Interim Statements of Cash Flows	6

Notes to Condensed Interim Financial Statements	7 - 23

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

		As at February 28, 2021	As at August 31, 2020
	Note	$	$
Assets
Current assets
Cash		31,029,381	1,296,756
Cash held in trust		-	65
Trade and other receivables	4	241,258	79,027
Inventories	5	1,223,359	491,527
Prepaid expenses		1,063,226	170,979
Grants and investment tax credits receivable		567,954	402,239
Share subscriptions receivable	13, 14	39,200	-
Total current assets		34,164,378	2,440,593
Right-of-use assets	6	594,759	652,967
Property and equipment	7	522,858	538,065
Intangible assets	8	1,035,654	-
Total non-current assets		2,153,271	1,191,032
Total assets		36,317,649	3,631,625

Liabilities
Current liabilities
Bank indebtedness	9	-	170,000
Trade and other payables	10, 13	732,153	639,837
Contract liabilities	11	229,404	20,443
Advances from related parties	13	-	898,489
Current portion of lease liabilities	12	125,042	120,815
Current portion of long-term debt		-	57,249
Total current liabilities		1,086,599	1,906,833
Lease liabilities	12	501,196	552,173
Long-term debt		-	354,488
Deferred income taxes		430,027	26,216
Total non-current liabilities		931,223	932,877
Total liabilities		2,017,822	2,839,710

Shareholders’ equity
Capital stock	14	39,360,750	2,497,813
Contributed surplus	15	4,141,491	739,961
Deficit		(9,202,414)	(2,445,859)
Total shareholders’ equity		34,299,827	791,915
Total liabilities and shareholders’ equity		36,317,649	3,631,625

See accompanying notes

Vision Marine Technologies Inc.
Condensed Interim Statements of Changes in Equity (Deficiency)
(Unaudited)

		Capital stock		Capital stock to be issued	Contributed surplus	Deficit	Total
	Note	Units	$	$	$	$	$
Shareholders’ deficiency as at August 31, 2019		3,275,555	525	37,500	-	(170,327)	(132,302)
Net and comprehensive loss		-	-	-	-	(2,275,532)	(2,275,532)
Share issuance, net of transaction costs of $320,230	14	1,309,446	2,497,288	(37,500)	-	-	2,459,788
Share-based payments	15				739,961	-	739,961
Shareholders’ equity as at August 31, 2020		4,585,001	2,497,813	-	739,961	(2,445,859)	791,915
Net and comprehensive loss		-	-	-	-	(6,756,555)	(6,756,555)
Share issuances	14	595,687	2,231,999	-	-	-	2,231,999
Initial Public Offering, net of transaction costs of $3,328,687	14	2,760,000	33,158,513	-	-	-	33,158,513
Conversion of related party loans	13, 14	69,650	898,489	-	-	-	898,489
Shares issued as consideration for the acquisition of intangible assets	8, 14	30,000	573,936	-	-	-	573,936
Share-based payments	15	-	-	-	3,401,530	-	3,401,530
Shareholders’ equity as at February 28, 2021		8,040,338	39,360,750	-	4,141,491	(9,202,414)	34,299,827

See accompanying notes

Vision Marine Technologies Inc.
Condensed Interim Statements of Comprehensive Loss
(Unaudited)

		Three months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 28, 2021	Six months ended February 29, 2020
	Note	$	$	$	$
Revenues	13, 16	189,886	383,190	463,722	436,193
Cost of sales	5, 13	138,638	162,634	446,436	202,633
Gross profit		51,248	220,556	17,286	233,560
Expenses
Office salaries and benefits		289,753	92,447	384,873	167,603
Rent		-	9,118	-	39,262
Share-based payments	15	3,015,283	-	3,401,530	-
Professional fees		351,191	138,871	745,258	180,895
Travel and entertainment		38,359	16,044	58,105	37,945
Advertising and promotion		86,198	75,619	129,913	155,599
Office and general		256,809	39,668	527,978	59,602
Interest and bank charges		3,590	2,290	16,728	10,614
Interest on long-term debt and finance lease		23,071	16,049	38,611	29,744
Foreign exchange loss (gain)		452,475	(3,016)	1,052,635	(35,260)
Other income		(13,793)	-	(13,793)	-
Depreciation	6, 7, 8	18,320	33,076	28,169	65,353
		4,521,256	420,166	6,370,007	711,357
Loss before income taxes		(4,470,008)	(199,610)	(6,352,721)	(477,797)
Income taxes
Current		-	-	-	-
Deferred		(16,694)	-	403,834	-
		(16,694)	-	403,834	-
Net and comprehensive loss		(4,453,314)	(199,610)	(6,756,555)	(477,797)

Weighted average number of shares outstanding		7,997,231	3,778,314	6,581,687	3,755,760
Basic and diluted loss per share		(0.56)	(0.05)	(1.03)	(0.13)

See accompanying notes

Vision Marine Technologies Inc.
Condensed Interim Statements of Cash Flows
(Unaudited)

		Six months ended February 28, 2021	Six months ended February 29, 2020
	Note	$	$
Operating activities
Net and comprehensive loss		(6,756,555)	(477,797)
Depreciation		147,694	83,293
Share-based payments		3,401,530	-
Shares issued for services		109,069	-
Accretion on long-term debt and on lease liabilities		4,808	22,913
Interest on lease liability		20,379	-
Deferred income taxes		403,834	-
		(2,669,241)	(371,591)
Net change in non-cash working capital items
Trade and other receivables		(162,231)	10,838
Inventories		(731,832)	(284,053)
Grants and investment tax credits receivable		(165,715)	(94,303)
Prepaid expenses		(1,105,266)	(68,568)
Trade and other payables		92,316	150,012
Contract liabilities		208,961	404,988
		(1,863,767)	118,914
Cash used by operating activities		(4,533,008)	(252,677)
Investing activities
Advances to related parties		-	40,310
Additions to property and equipment		(56,087)	(5,750)
Additions to intangible assets		(461,134)	-
Cash (used) provided by investing activities		(517,221)	34,560
Financing activities
Change in bank indebtedness		(170,000)	(5,130)
Increase in long-term debt		-	250,000
Repayment of long-term debt		(416,545)	(10,620)
Repayment of lease liability		(85,905)	(76,052)
Issuance of shares		2,025,000	175,075
Initial public offering		33,430,239	-
Advances from related parties		-	(87,981)
Advance payable		-	25,000
Cash provided by investing activities		34,782,789	270,292
Increase in cash and cash equivalents		29,732,560	52,175
Cash and cash equivalents – beginning of period		1,296,821	37,500
Cash and cash equivalents – end of period		31,029,381	89,675
Additional cash flows information	20

See accompanying notes

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

1.	Incorporation and nature of business

Vision Marine Technologies Inc. (the “Company”) was incorporated on August 29, 2012, and its principal business is to manufacture and sell electric boats. On November 27, 2020, the Company completed its initial public offering of an aggregate of 2,760,000 Voting Common Shares of the Company at a price of U.S.$10.00 ($13.22) per share for gross proceeds of U.S.$27,600,000 ($36,487,200) (note 14). The Voting Common Shares of the Corporation are listed under the trading symbol “VMAR” on the Nasdaq Capital Market.

The head office and registered office of the Company is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

2.	Basis of preparation

Compliance with IFRS

These condensed interim financial statements are for the six-month period ended February 28, 2021 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the financial statements for the year ended August 31, 2020.

The condensed interim financial statements were authorized for issued by the Board of Directors on April 14, 2021.

Basis of measurement

These condensed interim financial statements are stated in Canadian dollars, which is also the Company’s functional currency, and were prepared on the historical cost basis.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Except for the new estimate related to the useful life of intangible assets, areas where judgments, estimates and assumptions are considered significant to the condensed interim financial statements remain unchanged to the 2020 annual financial statements.

3.	Significant accounting policies

The Company has applied the same accounting policies and methods of computation in its condensed interim financial statements as in its 2020 annual financial statements except for new accounting policies being applied for intangible assets.

Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Company:

-	Identifies the contract with the customer;

-	Identifies the performance obligations in the contract;

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

3. Significant accounting policies (cont’d)

Revenue recognition (cont’d)

-	Determines the transaction price which takes into account estimates of variable consideration and the time value of money;

-	Allocates the transaction price to separate performance obligations on the basis of relative standalone selling price of each distinct good or service to be delivered; and

-	Recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

The Company enters into contracts with customers, as well as distributor agreements with specific distributors for the sale of boats.

Sale of boats

Revenue from the sale of boats, including incidental shipping fees, is recognized at the point in time when the customer obtains control of the goods, which is generally at the shipping point. In the context of its distributor agreements, control is passed at the shipping point to the distributor as the Company has no further performance obligations at that point. The amount of consideration the Company receives, and the revenue recognized, varies with volume rebate programs offered to distributors. When the Company offers retrospective volume rebates, it estimates the expected volume rebates based on an analysis of historical experience, to the extent that it is highly probable that a significant reversal will not occur. The Company adjusts its estimate of revenue related to volume rebates at the earlier of when the most likely amount of consideration expected to be received changes or when the consideration becomes fixed.

The Company recognizes customer deposits on the sale of boats as contract liabilities.

Sales of parts and boat maintenance

Revenue from the sale of parts and related maintenance services are recognized at the point in time when the customer obtains control of the parts and when services are completed.

Other

Other revenue is recognized when it is received or when the right to receive payment is established.

Intangible assets

Intangible assets that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Amortization is calculated over the cost of the asset less its residual value. Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are as follows:

– Intellectual property: 10 years

– Software: 7 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

3.	Significant accounting policies (cont’d)

Leases

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, and variable lease payments that depend on an index or a rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. Interest accretion is recorded as interest expense in finance costs. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

3.	Significant accounting policies (cont’d)

Financial instruments

Classification and measurement of financial instruments

The Company measures its financial assets and financial liabilities at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification which in the case of financial assets, is determined by the context of the Company’s business model and the contractual cash flow characteristics of the financial asset. Financial assets are classified into two categories: (1) measured at amortized cost and (2) fair value through profit and loss (“FVTPL”). Financial liabilities are subsequently measured at amortized cost at the effective interest rate, other than financial liabilities that are measured at FVTPL or designated as FVTPL where any change in fair value resulting from an entity’s own credit risk is recorded as other comprehensive income (“OCI”).

Amortized cost

The Company classifies trade and other receivables, trade and other payables, long-term debt and advances to/from related parties as financial instruments measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost. The measurement of the loss allowance depends upon the Company’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Where there has been a significant increase in exposure to credit risk, a 12-month expected credit loss allowance is estimated. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. Impairment provisions for current and non-current trade receivables are recognized based on the simplified approach within IFRS 9 using a provision matrix in the determination of the lifetime expected credit losses.

Equity instruments

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issuance costs.

The Company’s shares are classified as equity instruments.

Share-based payments

The Company has a share option plan for key employees, consultants, advisors, officers and directors from which options to purchase common stock of the Company are issued. Share-based payments costs are accounted for on a fair value basis, as measured at the grant date, using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee. In situations where options have been issued to non-employees and some or all of the services received by the Company cannot be specifically identified, the options are measured at the fair value of the options issued.

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

3.	Significant accounting policies (cont’d)

Share-based payments

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to contributed surplus. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Any adjustment to cumulative share-based payments resulting from a revision is recognized in the current period. The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

4.	Trade and other receivables

	As at February 28, 2021	As at August 31, 2020
	$	$
Trade receivable	6,035	-
Sales taxes receivable	232,403	72,249
Other receivable	2,820	6,778
	241,258	79,027

The Company applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables. To measure expected credit losses on a collective basis, trade receivables are grouped based on similar credit risk and aging. The expected loss rates are based on the Company’s historical credit losses experienced over the three-year period prior to the period end. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the Company’s customers.

The lifetime expected loss provision for trade receivables are $Nil (2020 - $Nil).

As at February 28, 2021, trade receivables of $Nil (2020 – $Nil) were past due but not impaired. The aging analysis of these receivables is as follows:

	As at February 28, 2021	As at August 31, 2020
	$	$
0 - 30	6,035	-

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

5.	Inventories

	As at February 28, 2021	As at August 31, 2020
	$	$
Raw materials	401,740	422,784
Work-in-process	505,220	17,000
Finished goods	316,399	51,743
	1,223,359	491,527

For the three months ended and the six months ended February 28, 2021, inventories recognized as an expense amounted to $138,638 and $446,436, respectively (February 29, 2020 - $162,634 and $202,633, respectively).

For the three months ended and the six months ended February 28, 2021, cost of sales includes depreciation of $60,334 and $119,526, respectively (February 29, 2020 - $41,407 and $82,016, respectively).

6.	Right-of-use assets

	Premises	Computer software	Rolling stock	Total
	$	$	$	$
Cost
Balance at August 31, 2019	-	-	-	-
Impact of adoption of IFRS 16	737,066	11,333	12,271	760,670
Additions	-	-	26,428	26,428
Balance at August 31, 2020	737,066	11,333	38,699	787,098

Additions	-	-	18,776	18,776
Transfer to intangible assets	-	(11,333)	-	(11,333)
Balance at February 28, 2021	737,066	-	57,475	794,541
Accumulated depreciation
Balance at August 31, 2019	-	-	-	-
Impact of adoption of IFRS 16	-	453	-	453
Depreciation	117,806	3,778	12,094	133,678
Balance at August 31, 2020	117,806	4,231	12,094	134,131
Depreciation	58,903	1,121	10,979	71,003
Transfer to intangible assets	-	(5,352)	-	(5,352)
Balance at February 28, 2021	176,709	-	23,073	199,782
Net carrying amount
As at August 31, 2020	619,260	7,102	26,605	652,967
As at February 28, 2021	560,357	-	34,402	594,759

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

6.	Right-of-use assets (cont’d)

During the six months period ended February 28, 2021, the Company paid in full the lease liability related with the computer software that was previously included in the right-of-use assets. As a result, the Company transferred the asset to intangible assets at its net book value.

7.	Property and equipment

	Machinery and equipment	Rolling stock	Computer equipment	Moulds	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2019	187,850	25,675	16,764	472,529	-	702,818
Impact of adoption of IFRS 16	-	-	(11,333)	-	-	(11,333)
Additions	-	6,500	3,005	33,643	34,818	77,966
Balance at August 31, 2020	187,850	32,175	8,436	506,172	34,818	769,451
Additions	-	-	-	42,000	14,087	56,087
Disposals	-	-	-	(30,000)	-	(30,000)
Balance at February 28, 2021	187,850	32,175	8,436	518,172	48,905	795,538
Accumulated depreciation
Balance at August 31, 2019	138,233	17,230	3,192	36,680	-	195,335
Impact of adoption of IFRS 16	-	-	(453)	-	-	(453)
Depreciation	9,923	3,784	1,817	20,980	-	36,504
Balance at August 31, 2020	148,156	21,014	4,556	57,660	-	231,386
Depreciation	3,870	1,611	994	54,312	10,507	71,294
Disposals	-	-	-	(30,000)	-	(30,000)
Balance at February 28, 2021	152,026	22,625	5,550	81,972	10,507	272,680
Net carrying amount
As at August 31, 2020	39,694	11,161	3,880	448,512	34,818	538,065
As at February 28, 2021	35,824	9,550	2,886	436,200	38,398	522,858

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

8.	Intangible assets

	Intellectual property	Software	Total
	$	$	$
Cost
Balance at August 31, 2020	-	-	-
Transfer from right-of-use assets	-	5,981	5,981
Additions	1,035,070	-	1,035,070
Balance at February 28, 2021	1,035,070	5,981	1,041,051
Accumulated depreciation
Balance at August 31, 2020	-	-	-
Depreciation	3,403	1,994	5,397
Balance at February 28, 2021	3,403	1,994	5,397
Net carrying amount
As at August 31, 2020	-	-	-
As at February 28, 2021	1,031,667	3,987	1,035,654

On February 16, 2021, the Company acquired intellectual property in exchange for cash consideration of EUR 300,000 ($461,134) and the issuance of 30,000 shares of the Company (note 14) at a price of U.S. $15.07 (approximately $19.13) for total consideration of $1,035,070.

During the six months period ended February 28, 2021, the Company paid in full the lease liability related with the computer software that was previously included in the right-of-use assets. As a result, the Company transferred the asset to intangible assets at its net book value.

9.	Credit facility

The Company has an authorized line of credit of $250,000 and $100,000 letter of guarantee facility, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all assets, as well as a personal guarantee of $250,000 from the shareholders.

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

10.	Trade payable

	As at February 28, 2021	As at August 31, 2020
	$	$
Trade payable	446,900	590,495
Government remittances	95,997	7,706
Salaries and vacation payable	189,256	41,636
	732,153	639,837

11.	Contract liabilities

	As at February 28, 2021	As at August 31, 2020
	$	$
Opening balance	20,443	180,072
Payments received in advance	249,072	516,820
Transferred to revenues	(40,111)	(676,449)
Closing balance	229,404	20,443

12.	Lease liabilities

$
Balance at August 31, 2019	-
Impact of adoption of IFRS 16	757,553
Additions	26,424
Repayment	(130,130)
Negative variable lease payments	(26,003)
Interest on lease liabilities	45,144
Balance at August 31, 2020	672,988
Additions	18,776
Repayment	(79,511)
Interest on lease liabilities	20,379
Lease termination	(6,394)
Balance at February 28, 2021	626,238
Current	125,042
Noncurrent	501,196

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

12.	Lease liabilities (cont’d)

The lease liabilities have a weighted average interest rate of 5.3% (2020 – 5.4%).

The minimum annual payments of the Company’s leases are approximately as follows:

$
Less than one year	160,196
One year to five years	566,469
726,665

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

13.	Related party transactions

Company controlled by the majority shareholder
California Electric Boat Company Inc.

Companies related through common ownership
Electric Boat Rental Ltd.
7858078 Canada Inc
Hurricane Corporate Services Ltd.

Company jointly controlled by the majority shareholder
9335-1427 Quebec Inc.

Ultimate founder shareholders and their individually controlled entities
Alexandre Mongeon
Patrick Bobby
Robert Ghetti
Immobilier R. Ghetti Inc.
Société de Placement Robert Ghetti Inc.

Founder shareholders
Gestion Toyma Inc.
Entreprises Claude Beaulac Inc. (former shareholder)
Gestion Moka Inc. (former shareholder)

The following table summarizes the Company’s related party transactions for the year:

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
	$	$	$	$
Revenues
Sale of boats
Electric Boat Rental Ltd.	43,000	-	43,000	-
Sales of parts and boat maintenance
Electric Boat Rental Ltd.	16,000	23,746	29,000	66,077
Expenses
Cost of sales
Electric Boat Rental Ltd.	12,000	-	17,000	-

The Company leases its Boisbriand premises from California Electric Boat Company Inc. (note 6).

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

13.	Related party transactions (cont’d)

At the end of the period, the amounts due to and from related parties are as follows:

	As at February 28, 2021	As at August 31, 2020
	$	$
Share subscriptions receivable from shareholders or indirect shareholders
9335-1427 Quebec Inc.	25,000	-
Alexandre Mongeon	14,200	-
	39,200	-
Due to shareholders and included in salaries and vacation payable
Alexandre Mongeon	75,000	3,000
Patrick Bobby	75,740	2,400
Robert Ghetti	20,390	-
Hurricane Corporate Services Ltd.	47,775	-
	218,905	5,400
Current advances from shareholders or indirect shareholders
9335-1427 Quebec Inc.	-	104,931
Alexandre Mongeon	-	141,972
Patrick Bobby	-	139,473
Robert Ghetti	-	64,750
Immobilier R. Ghetti Inc.	-	16,487
Société de Placement Robert Ghetti Inc.	-	279,376
Gestion Toyma Inc.	-	151,500
	-	898,489

Advances to and from related parties are non-interest bearing and have no specified terms of repayment. On December 22, 2020, the holders of the advances from Shareholders and indirect shareholders and the Company agreed that the advances shall be converted to Voting Common Shares of the Company at a conversion price equal to the Voting Common Share offering price in the Initial Public Offering (note 14).

14.	Capital stock

Authorized –
Voting Common Shares, voting and participating

	As at February 28, 2021	As at August 31, 2020
	$	$
Issued -
8,040,338 (August 31, 2020 – 4,585,001) Voting Common Shares	39,360,750	2,497,813

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

14.	Capital stock (cont’d)

Subscription and issuance of Class A common shares, share exchange and share consolidation

On September 3, 2020, the Board of Directors authorized the consolidation of all the issued and outstanding Voting Common Shares on the basis on 1 post -consolidation Voting Common Shares for every 3.7 pre-consolidation Voting Common Shares. The impact of this adjustment has been reflected in the Company’s share capital and loss per share for all periods presented.

Subscription and issuance of Voting Common Shares

On January 20, 2020, the Board of Directors authorized the issuance of 76,577 Voting Common Shares for total consideration of $212,500.

On March 4, 2020, the Board of Directors authorized the issuance of 36,036 Voting Common Shares for total consideration of $100,000.

On March 5, 2020, the Board of Directors authorized the issuance of 86,486 Voting Common Shares, for total consideration of $320,000.

On April 10, 2020, the Board of Directors authorized the issuance of 540,540 Voting Common Shares to a third party in exchange for marketing services to be provided at a later date. Subsequently, on July 6, 2020, the contract and the related shares were cancelled, and no services were provided to the Company.

On April 10, 2020, the Board of Directors authorized the issuance of 31,982 Voting Common Shares, for services provided to the Company. The services were valued at $118,333 of which $91,800 is in connection with transaction costs directly attributable to the issuance of Voting Common Shares and $26,533 is included in professional fees.

In July 2020, the Board of Directors authorized the issuance of 357,973 Voting Common Shares, for total consideration of $1,324,500.

In addition, the Board of Directors authorized the issuance of 39,189 Voting Common Shares in connection with transaction costs amounting to $145,000 directly attributable to the issuance of Voting Common Shares.

The Company signed an agreement with the Chief Financial Officer (“CFO”) of the Company to grant a company controlled by the CFO Voting Common Shares in exchange for services rendered by the CFO. The CFO will receive 41,178 Voting Common Shares of the Company for every $500,000 tranche of qualified equity financing in which he directly assisted to raise up to a maximum of 205,795 Voting Common Shares if $2,500,000 is raised.

In July 2020, the Board of Directors authorized the issuance of 205,795 Voting Common Shares to a company controlled by the CFO of the Company in connection with the share-based compensation agreement. The Company has recorded a share-based payments expense in the amount of $572,110 as a result of the issuance of the Voting Common Shares.

In August 2020, the Board of Directors authorized the issuance of 6,757 Voting Common Shares for total consideration of $25,000.

On September 2, 2020, the Board of Directors authorized the issuance of 547,297 Voting Common shares, for a total consideration of $2,025,000.

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

14.	Capital stock (cont’d)

Subscription and issuance of Voting Common Shares (cont’d)

On September 18, 2020, the Board of Directors authorized the issuance of 45,351 Voting Common Shares, for services provided to the Company. The services were valued at $167,799 of which $58,730 is in connection with transaction costs directly attributable to the issuance of Voting Common Shares and $109,069 is included in professional fees.

On November 27, 2020, the Company completed its initial public offering (the “Offering”) of an aggregate of 2,760,000 common shares of the Company at a price of U.S.$10.00 ($13.22) per share for proceeds of U.S.$25,287,624 ($33,430,239) net of a U.S.$1,932,000 ($2,554,104) cash commission paid to the underwriter and professional fees in connection with the Offering amounting to U.S.$380,376 ($502,857). Also netted against the proceeds from the Offering are professional fees amounting to $271,726 that were previously recorded in prepaid expenses.

On December 22, 2020, the Board of Directors authorized the issuance of 69,650 Voting Common Shares, being the conversion of the advances from related parties of $898,489 (note 13).

On December 22, 2020 the Board of Directors authorized the issuance of 3,039 Voting Common Shares for a total consideration of $39,200 which remains receivable on February 28, 2021 and is presented in the advances to related parties (note 13).

On February 16, 2021, the Company issued 30,000 Voting Common Shares at a price of U.S. $15.07 (approximately $19.13) as part of the consideration paid for the acquisition of intangible assets (note 8).

15.	Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted a total of 1,157,026 stock options at exercise prices varying between $2.78 and $16.53 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from their respective grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three months period and the six months period ended February 28, 2021 amount to $3,015,283 and $3,401,530, respectively (February 29, 2020 – $Nil and $Nil). The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

15.	Share-based payments (cont’d)

Stock options (cont’d)

Grant date	Exercise price $	Market price $	Expected volatility %	Risk-free interest rate %	Expected life (years)
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.53	13.22	101	0.5	10
February 23, 2021	15.76	15.24	103	0.7	5

The following tables summarize information regarding the option grants outstanding as at February 28, 2021:

	Number of options	Weighted average exercise price $
Balance as at August 31, 2019	-	-
Granted	516,216	3.41
Balance as at August 31, 2020	516,216	3.41
Granted	640,810	16.09
Forfeited	(5,405)	3.70
Balance as at February 28, 2021	1,151,621	10.46

Exercise price $	Number of options outstanding	Weighted average grant date fair value $	Weighted average remaining contractual life (years)	Exercisable options
2.78	162,162	2.59	4.25	162,162
3.70	348,649	2.42	4.25	226,013
3.70	10,810	2.69	4.50	-
16.53	440,000	11.64	9.50	110,000
15.76	190,000	11.45	10	-

16.	Revenues

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
	$	$	$	$
Sale of boats	171,531	349,479	413,212	353,148
Sales of parts and boat maintenance	18,355	33,711	46,738	83,045
Other	-	-	3,772	-
	189,886	383,190	463,722	436,193

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

17.	Remuneration of directors and key management of the Company

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
	$	$	$	$
Wages	356,000	55,000	451,000	109,000
Share-based payments – Stock options	2,927,000	-	3,133,000	-
	3,283,000	55,000	3,584,000	109,000

18.	Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

Grant date	Exercise price $	Number of warrants outstanding	Weighted average remaining contractual life (years)
November 23, 2020	16.53	151,800	4.75

19.	Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the ‘fair value hierarchy’):

-	Level 1: Quoted prices in active markets for identical items (unadjusted);

-	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and

-	Level 3: Unobservable inputs (i.e., not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances to related parties, trade and other payables and advances from related parties are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Vision Marine Technologies Inc.
Notes to Condensed Interim Financial Statements
(Unaudited)

20.	Additional cash flows information

Financing and investing activities not involving cash:	Six months ended February 28, 2021 $	Six months ended February 29, 2020 $
Advances from related parties converted to shares	898,489	-
Unpaid share subscription	39,200
Right-of-use assets transferred to intangibles, net of accumulated depreciation	5,981	-
Additions to right-of-use assets	18,776	9,596
Shares issued as consideration for the acquisition of intangible assets (note 8)	573,936	-
Transaction costs for share issuance transferred from prepaids	213,019	-